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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                             TRISTAR AEROSPACE CO.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   89674L101
--------------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)                Page 1 of 8 pages

               Copyright (C) 1992. NRS Systems, Inc. (Portions of Software Only)

CUSIP No. _________                   13G                  Page ___ of ___ Pages

________________________________________________________________________________

   1.           NAMES OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Seneca Capital Management LLC
                94-3239114
________________________________________________________________________________

   2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]
                                                                 (b) [  ]
________________________________________________________________________________

   3.           SEC Use Only
                             ---------------------------------------------------
________________________________________________________________________________

   4.           CITIZENSHIP OR PLACE OF ORGANIZATION
                California
________________________________________________________________________________

                5.  SOLE VOTING POWER
                    900,350
  NUMBER OF     ________________________________________________________________
    SHARES
 BENEFICIALLY   6.  SHARED VOTING POWER
   OWNED BY         N/A
     EACH       ________________________________________________________________
  REPORTING
    PERSON      7.  SOLE DISPOSITIVE POWER
     WITH           900,350
                ________________________________________________________________

                8.  SHARED DISPOSITIVE POWER
                    N/A
________________________________________________________________________________

   9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                900,350
________________________________________________________________________________

  10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                     [  ]
________________________________________________________________________________

  11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.3%
________________________________________________________________________________

  12.           TYPE OF REPORTING PERSON*
                I/A
________________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 8 pages

               Copyright (C) 1992. NRS Systems, Inc. (Portions of Software Only)

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

     (a)  Name of Issuer Tristar Aerospace Co.

     (b)  Address of Issuer's Principal Executive Offices

          Tristar Aerospace Co.
          2527 Willow Brook Road
          Dallas, TX  75220
ITEM 2.

     (a)  Name of Person Filing Seneca Capital Management LLC

     (b) Address of Principal Business Office or, if none, Residence 909 Montgomery St. #500, San Francisco, CA 94133

     (c)  Citizenship USA

     (d)  Title of Class of Securities Common

     (e)  CUSIP Number 89674L101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G)(Note: See Item 7)

     (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule
13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned 900,350

     (b)  Percent of class 5.3%


                               Page 4 of 8 pages

       Copyright (C) 1992. NRS Systems, Inc. (Portions of Software Only)

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(c) Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote 900,350
   (ii) shared power to vote or to direct the vote n/a
  (iii) sole power to dispose or to direct the disposition of 900,350
   (iv) shared power to dispose or to direct the disposition of n/a

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to be the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      OCT 21 1998
                                        ----------------------------------------
                                                          Date

                                        ----------------------------------------
                                                        Signature

                                                Sandra J. Westhoff, COO
                                        ----------------------------------------
                                                        Name/Title



                               Page 5 of 8 pages

               Copyright (C) 1992. NRS Systems, Inc. (Portions of Software Only)